Exhibit 99.2

Gilat Satellite Networks Ltd.
Gilat House, 21 Yegia Kapayim Street, Kiryat Arye
Petah Tikva 4913020, Israel

March __, 2016

To holders of ordinary shares of Gilat Satellite Networks Ltd.:

Enclosed are the prospectus supplement and other materials relating to a Rights Offering by Gilat Satellite Networks Ltd.  Please carefully review the prospectus supplement, which describes how you can participate in the Rights Offering.  You will be able to exercise your subscription rights to purchase ordinary shares only during a limited period.  You should also refer to the detailed Instructions as to Use of Subscription Certificates, which is attached to this letter.  All exercises of subscription rights are irrevocable.

The following is a summary of the terms of the Rights Offering:

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You will receive one non-transferable subscription right for every nine ordinary shares you hold of record at the close of business on February 29, 2016.  We will not issue fractional subscription rights or cash in lieu of fractional subscription rights.  Fractional subscription rights will be rounded down to the nearest whole number

☐	You may purchase two ordinary shares, par value NIS 0.2 of Gilat Satellite Networks Ltd. for each whole subscription right you receive at a subscription price of $7.16.

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If you exercise in full the subscription rights issued to you, you may subscribe for additional ordinary shares through the Over-Subscription right, as more fully described in the prospectus supplement.

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The Rights Offering will expire at 5:00 p.m., New York City Time (midnight, Israel time), on March 21, 2016. We may not extend the expiration date of the Rights Offering. If you do not exercise your subscription rights before that time, they will expire and will have no monetary value.

☐	You cannot revoke or change the exercise of either your Subscription Rights or Over-Subscription Rights.

☐	If your ordinary shares are held in the name of a bank, dealer or other nominee, you must contact your bank, dealer or other nominee if you wish to participate in the Rights Offering.

If you have any questions concerning the Rights Offering, please feel free to contact us at (972) 3-925-2000 or the Information Agent for the Rights Offering, D.F. King & Co. Inc., toll free at : 877-283-0321.

Very truly yours, GILAT SATELLITE NETWORKS LTD.